Exhibit 99.4

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration No: 201501874G)

PROXY FORM

IMPORTANT: PLEASE READ THE NOTES OVERLEAF WHICH CONTAIN INSTRUCTIONS ON, INTER ALIA, THE APPOINTMENT OF A PROXY(IES).

I/We*, _________________________________________________________________________________ (Name),

NRIC/Passport Number/Company Registration Number*_______________________________________________ of _____________________________________________________________________________________ (Address) being a member/members* of VINFAST AUTO LTD. (the “Company”), hereby appoint:

Name	NRIC/Passport No.	Proportion of Shareholdings
		No. of Shares	%
Address

and/or*

Name	NRIC/Passport No.	Proportion of Shareholdings
		No. of Shares	%
Address

or failing the person, or either or both of the persons, referred to above, the Chairperson of the Meeting as my/our proxy/proxies to vote for me/us on my/our behalf at the extraordinary general meeting (“EGM” or “Meeting”) of the Company to be convened and held by way of electronic means on May 27, 2026 at 9:00 p.m. (Singaporean Time) / 9:00 a.m. (Eastern Standard Time) and at any adjournment thereof. I/We direct my/our proxy/proxies* to vote for or against the Resolutions proposed at the Meeting as voted as indicated in the proxy card, which accompanied the notice of the 2026 EGM. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/her/their discretion, as he/she/they* will on any other matter arising at the Meeting and at any adjournment thereof.

No.	Resolutions relating to:	For**	Against**	Abstain**
ORDINARY RESOLUTION
1.	Approval of the proposed transfer of all of the Company’s shares in VinFast Trading and Production Joint Stock Company (a company incorporated in Vietnam), and the directors of the Company and each of them be and are hereby severally authorised to complete and to do all acts and things (including, without limitation, approving, modifying and executing all such documents as may be required) as he or she may consider necessary, desirable or expedient for the purposes of or in connection with and to give effect to this Ordinary Resolution.

*	Delete where inapplicable
**	If you wish to use all your votes “For”, “Against” or “Abstain”, please indicate with a “√” within the box provided. Otherwise, please indicate number of votes “For”, “Against” or “Abstain” for each resolution within the box provided. If you mark “√” in the “Abstain” box for a particular resolution, you are directing your proxy(ies) not to vote on that resolution.

Dated this                 day of                 2026

No. of Shares

Total number of Shares in Register of Members

Signature of Member(s)

or Common Seal of Corporate Member

Vinfast Auto Ltd.

Proxy Form

Notes:

1.	Please insert the total number of Shares held by you. If no number is inserted, the form of proxy shall be deemed to relate to all the Shares held by you.

2.	A member of the Company will not be able to physically attend the EGM. Such member who wishes to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company.

3.	A member who is not a relevant intermediary is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such member’s instrument appointing a proxy(ies) appoints more than one proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in this Proxy Form.

4.	A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the EGM. Where a member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum of the EGM.

5.	A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s Proxy Form appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

“Relevant intermediary” has the meaning ascribed to it in Section 181 of the Companies Act 1967 of Singapore.

6.	A registered member who wishes to appoint a proxy to vote on his/her/its behalf at the EGM must complete and sign this Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than 09:00 a.m., Eastern Standard Time, on May 24, 2026, being seventy-two hours before the time appointed for the EGM.

7.	If a member wishes to revoke this Proxy Form and voting instruction, such member must provide appropriate written notice to Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004, no less than 72 hours prior to the EGM. If any person’s Shares in the Company are held in “street name” through a broker, bank, nominee, or other institution, such person should contact the broker, bank, nominee, or other institution which holds their Shares in the Company to determine how to change or revoke their voting instructions.

8.	In the case of an individual member, this Proxy Form must be signed by the appointor or his/her attorney. Where this Proxy Form is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with this Proxy Form, failing which this Proxy Form will be treated as invalid.

9.	Where this Proxy Form is executed by a corporation, this Proxy Form must be given under its common seal, executed as a deed in accordance with the Companies Act 1967 of Singapore or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in some other manner approved by the Directors of the Company.

10.	The Directors of the Company may, for the purposes of paragraph 8 and 9 above, designate procedures for authenticating this Proxy Form, and any such Proxy Form not so authenticated by use of such procedures shall be deemed not to have been received by the Company. The Directors of the Company may in their absolute discretion (a) approve the method and manner for an instrument appointing a proxy to be authorised; and (b) designate the procedure for authenticating an instrument appointing a proxy.

11.	A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Meeting, in accordance with Section 179 of the Companies Act 1967 of Singapore.

PERSONAL DATA PRIVACY:

By submitting an instrument appointing a proxy(ies) and/or representative(s), the member accepts and agrees to the personal data privacy terms set out in the Notice of Extraordinary General Meeting dated May ____, 2026.

GENERAL:

The Company shall be entitled to reject this Proxy Form if it is incomplete, improperly completed or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this Proxy Form (including any related attachment).